May 23, 2024

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:    Eric McPhee
Jennifer Monick

Re:        Xenia Hotels & Resorts, Inc.
Form 10-K for the year ended December 31, 2023
Form 8-K filed May 2, 2024
File No. 001-36594

Ladies and Gentlemen:

Set forth below is the response of Xenia Hotels & Resorts, Inc (the “Company”), to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated May 13, 2024 relating to Exhibit 99.1 to the Company’s Form 8-K filed on May 2, 2024 (the “Form 8-K”).

For ease of reference, the text of the comment in the Staff’s letter has been reproduced in italics herein, with the Company’s response immediately following. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 8-K.

Form 8-K filed May 2, 2024
Exhibit 99.1
Operating Results, page 2

1.We note your presentation of Same-Property Hotel Net Income throughout your earnings release. It does not appear that you have identified this measure as a non-GAAP measure. Please clarify for us how you determined this measure is not a non-GAAP measure. In your response, please provide us with qualitative and quantitative information to understand the differences between GAAP Net income of $8,967,000 and Same-Property Hotel Net Income of $36,666,000.

Response: At the outset, the Company respectfully advises the Staff that, in response to the Staff’s comment, the Company is amenable to removing the reference to Same-Property Hotel Net Income in future earnings releases. The Company determined that Same-Property Hotel Net Income is not a non-GAAP measure because it is an operating or statistical measure calculated using exclusively financial measures calculated in accordance with GAAP, in accordance with Item 10(e)(4) of Regulation S‑K. As such, the Company believes that Same-Property Hotel Net Income falls outside the scope of the definition of “non-GAAP financial measure” set forth in Item 10(e)(2) of Regulation S‑K. The Company notes that, in the adopting release Conditions for Use of Non-GAAP Financial Measures, Release No. 33-8176; 34-47226 (effective Mar. 28, 2003), the Commission provided examples of measures that would not be considered non-GAAP financial measures:

Examples of ratios and measures that would not be non-GAAP financial measures would include sales per square foot (assuming that the sales figure was calculated in accordance with GAAP) or same store sales (again assuming the sales figures for the stores were calculated in accordance with GAAP).

Similarly, the Company submits that Same-Property Hotel Net Income represents the net income of each hotel property on a standalone basis, each calculated in accordance with GAAP, taken together.

In response to the Staff’s comment requesting that the Company provide qualitative and quantitative information to understand the differences between GAAP Net Income of $8,967,000 and Same-Property Hotel Net Income of $36,666,000, the Company respectfully advises the Staff that certain items from the Company’s condensed consolidated statement of operations are not allocated to individual properties, including, but not limited to, general and administrative expenses, interest on the Company’s senior notes and corporate credit facility, corporate-level interest income, corporate and other expenses, and the provision for income taxes. Further, the Company adjusts for revenues and expenses from hotels that were acquired or sold during the period presented. A reconciliation of the Company’s Net Income to Same-Property Hotel Net Income for the quarter ended March 31, 2024 follows:

Net Income	$8,967
General and administrative expenses	$10,257
Gain on business interruption	$(745)
Interest expense	$20,358
Income tax expense	$729
Mortgage interest expense	$(2,710)
Other corporate-level income	$(824)
Depreciation on corporate assets	$80
Amortization of capitalized share-based compensation	$578
Pro forma hotel adjustments, net	$(24)
Same-Property Hotel Net Income	$36,666

* * *

Should you have any comments or questions regarding the foregoing, please feel free to call me at 407-246-8100. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Atish Shah
Atish Shah
Executive Vice President, Chief Financial Officer and Treasurer

cc:    Taylor C. Kessel, Senior Vice President, General Counsel and Secretary
Joseph T. Johnson, Senior Vice President and Chief Accounting Officer
Cathy Birkeland, Latham & Watkins LLP
Joel H. Trotter, Latham & Watkins LLP